Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

("Bezeq")

January 14, 2020

To:

Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re: Hearing – Grant of opportunity to IBC to provide a reverse bundle service and services to business customers

On January 13, 2020, Bezeq received a hearing document pertaining to the grant of an opportunity to IBC Israel Broadband Company (2013) Ltd. (“IBC”) to provide a reverse bundle service to private end-subscribers and additional services to large business customers (the “Hearing Document”).1

According to the Hearing Document, the Ministry is considering whether to approve the following applications by IBC: (1) To permit it to collaborate with access providers under a format whereby IBC and the access provider will jointly enter a contract with the end-customer, such that the access provider will provide the end-customer with IBC’s Internet infrastructure service and an Internet access service and IBC will provide the end-customer with ancillary services (the “Reverse Bundle Service”); and (2) To enable IBC to sell its services under a special license to companies in the business sector and to serve as an ISP in the provision of services to the business market.

According to the Hearing Document, the applications will be approved subject to conditions (including approval to market the Reverse Bundle Service for a limited period of five years or a volume of 400 thousand end-subscribers, whichever comes earlier, equality of marketing with respect to access providers and end-subscribers and compliance with the structural separation obligations and the prohibition against preferences) in such a way that will contribute to an increase in competition in the landline infrastructure market and a decrease in the gaps when compared to the regulation that applies to the competitors of IBC.

It is further stated in the Hearing Document that, since, according to a governmental decision, IBC may only enter into contracts with license holders and may not enter into contracts directly with private consumers (other than large business customers with the approval of the Minister of Communications), if the recommendations in the Hearing Document are formulated into a final decision, it will be necessary to amend the governmental decision in this regard and to allow appropriate amendments to be made to IBC’s license.

Bezeq is studying the Hearing Document and intends to oppose the recommendations made therein.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1 Following is a link to the Hearing Document on the website of the Ministry of Communications:

https://www.gov.il/BlobFolder/rfp/14012020/he/hearing_IBC_accessible.pdf